Lionsgate Studios Corp.

2700 Colorado Avenue

Santa Monica, California 90404

June 3, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:  Nicholas Nalbantian

Re:	Lionsgate Studios Corp.
Registration Statement on Form S-3
File No. 333-296286
Request for Effectiveness

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-296286) filed by Lionsgate Studios Corp. (“Lionsgate”) with the U.S. Securities and Exchange Commission on May 27, 2026 (the “Registration Statement”).

Lionsgate hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on June 5, 2026, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Fabiola Urdaneta at (212) 403-1121 or FUrdaneta@wlrk.com with any questions you may have concerning this letter, or if you require any additional information, and please notify her when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

LIONSGATE STUDIOS CORP.

By:	/s/ James W. Barge
Name:	James W. Barge
Title:	Chief Financial Officer

cc:	Bruce Tobey
Executive Vice President and General Counsel
Lionsgate Studios Corp.

Adrian Kuzycz
Executive Vice President and Associate General Counsel
Lionsgate Studios Corp.

Edward D. Herlihy
Wachtell, Lipton, Rosen & Katz

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